Exhibit 99.1

Interim Condensed Consolidated Statement of Financial Position

as of June 30, 2019, Unaudited, and December 31, 2018

Assets

	June 30, 2019 (Unaudited)	December 31, 2018
	USD `000	USD `000
Non-current Assets:
Other non-current assets	2	2
Total non-current assets	2	2
Prepaid expenses	168	340
Other receivables	153	266
Income tax receivable	181	182
Cash and cash equivalents	80,169	82,542
Total current assets	80,671	83,330
Total assets	80,673	83,332

Shareholders’ Equity and Liabilities

	June 30, 2019 (Unaudited)	December 31, 2018
	USD `000	USD `000
Share capital	152	152
Other components of equity:
Foreign currency translation reserve	87,253	87,748
Accumulated deficit	(7,397)	(5,686)
Equity attributable to shareholders of the Parent	80,008	82,214
Total shareholders’ equity	80,008	82,214

Trade payables	207	428
Income tax payable	—	68
Accrued liabilities	458	622
Total current liabilities	665	1,118
Total shareholders’ equity and liabilities	80,673	83,332

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